LAW OFFICES OF
GARY L. BLUM
3278 WILSHIRE BOULEVARD
SUITE 603
LOS ANGELES, CALIFORNIA 90010

GARY L. BLUM                                                                                     TELEPHONE: (213) 381-7450
EMAIL: gblum@gblumlaw.com                                                                                                             FACSIMILE: (213) 384-1035

December 5, 2011

Ms. Maryse Mills-Apenteng
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re:           Coroware, Inc.
Response to telephonic staff comments of December 1, 2011
Preliminary Information Statement on Schedule 14C
Filed November 29, 2011
File No. 000-33231

Dear Ms. Mills-Apenteng:

Enclosed is a redlined Preliminary Information Statement on Schedule 14C, Amendment No.2, indicating changes from the last version of the document filed on November 29, 2011. The changes are made in response to telephonic staff comments of December 1, 2011. The paragraph headings below indicate the location in the accompanying redlined document of our responses to your telephonic comments.

We Are Not Asking You For a Proxy and You Are Requested Not to Send a Proxy

Page 3: We have added the following phrase to the end of the first sentence of this section: “…and extinguish legacy debt.”

Increase in the Number of Authorized Shares of Common Stock,

Page 5: In response to telephonic staff comments, we have modified the last and next-to-last paragraphs of this section to indicate that the Company does currently anticipate using the increased number of authorized shares for the purpose of converting and extinguishing its legacy debt, and that doing so would minimally require the issuance of approximately one billion authorized common shares.

Also, as requested, accompanying this response is a written statement from Coroware, Inc. containing express acknowledgments as requested in your comment letter. As well, a red-lined copy of the Preliminary Information Statement as revised to satisfy the telephonic comments is included.

We believe the foregoing changes have adequately addressed the Commission’s comments. If you have any question or require anything further, please feel free to call me at 213-381-7450.

Sincerely yours,

/s/ Gary L. Blum

Law Offices of Gary L. Blum,

cc: L. Spencer